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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  FORM 12b-25
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                          NOTIFICATION OF LATE FILING
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                                SEC FILE NUMBER
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                                    1-12284

                                 CUSIP NUMBER
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                                   38119T104
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(CHECK ONE):
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[_] Form 10-K and Form 10-KSB   [_] Form 20-F   [_] Form 11-K
[X] Form 10-Q and Form 10-QSB   [_] Form N-SAR

     For Period Ended:  June 30, 2000
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

   For the Transition Period Ended:

 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I   -  REGISTRANT INFORMATION

     Full Name of Registrant:   Golden Star Resources Ltd.
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     Former Name if Applicable:

     Address of Principal Executive Office (STREET AND NUMBER)
     1660 Lincoln Street, Suite 3000
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     City, State and Zip Code
     Denver, Colorado 80264-3001
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     PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          a) reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          c) accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Forms 10-KSB, 20-F, 11-K, 10-Q and Forms 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets If Needed)

Due to the recent appointment of a new financial controller, management unavailability while working on other corporate matters and for other various reasons, management of the Registrant decided that it was appropriate and necessary to delay the filing of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. This delay could not have been eliminated without unreasonable effort and expenses. The report on Form 10-Q for the quarter ended June 30, 2000 will be filed by August 21, 2000.

PART IV  -  OTHER INFORMATION

(a) Name and telephone number of person to contact in regard to this notification

          Allan J. Marter                (800)                553-8436 x 631
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              (Name)                  (Area Code)           (Telephone Number)

(a) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes    [_]  No
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(b)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [_] Yes     [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Golden Star Resources Ltd.
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                 (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 11, 2000          By: /s/ Allan J. Marter
       ----------------              --------------------------
                                     Allan J. Marter
                                     Vice President and Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).